UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-38904

FLEX LNG Ltd.
(Translation of registrant's name into English)

Par-La-Ville Place

14 Par-La-Ville Road

Hamilton
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of FLEX LNG Ltd. (the “Company”) for the six months ended June 30, 2023.
This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-268367) that was declared effective December 7, 2022 and the Company's Registration Statement on Form F-3 (registration No. 333-259962) that was declared effective October 14, 2021.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Our disclosure and analysis in this report pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We are taking advantage of the safe harbor provisions of the PSLRA and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "seeks," "targets," "potential," "continue," "contemplate," "possible," "likely," "might," "will," "would," "could," "projects," "forecasts," "may," "should" and similar expressions are forward-looking statements.

All statements in this report that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	general LNG shipping market conditions, including fluctuations in charter rates and vessel values;
•	the volatility of prevailing spot market charter rates;
•	our future operating or financial results;
•
global and regional economic and political conditions and developments, armed conflicts, including the recent conflicts between Russia and Ukraine, which remain ongoing as of the date of this report and terrorist activities, trade wars, tariffs, embargoes and strikes;

•	stability of Europe and the Euro;
•	the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
•	our business strategy and expected and unexpected capital spending and operating expenses, including dry-docking, surveys, upgrades, insurance costs, crewing and bunker costs;
•	our expectations of the availability of vessels to purchase, the time it may take to construct new vessels and risks associated with vessel construction and vessels' useful lives;
•	LNG market trends, including charter rates and factors affecting supply and demand;
•	the supply of and demand for vessels comparable to ours, including against the background of possibly accelerated climate change transition worldwide which would have an accelerated negative effect on the demand for fossil fuels, including natural gas, and thus transportation of LNG;
•
our financial condition and liquidity, including our ability to repay or refinance our indebtedness and obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•
our ability to enter into and successfully deliver our vessels under time charters or other employment arrangements after our current charters expire and our ability to earn income in the spot market (which includes vessel employment under single voyage spot charters and time charters with an initial term of less than six months);

FLEX LNG Ltd.

•	our ability to compete successfully for future chartering opportunities and newbuilding opportunities (if any);
•	estimated future maintenance and replacement capital expenditures;
•
the expected cost of, and our ability to comply with, governmental regulations, including environmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	customers’ increasing emphasis on environmental and safety concerns;
•	availability of and ability to maintain skilled labor, vessel crews and management;
•	our anticipated incremental general and administrative expenses as a publicly traded company;
•	business disruptions, including supply chain disruption and congestion, due to natural or other disasters or otherwise;
•	potential physical disruption of shipping routes due to accidents, climate-related incidents, and public health threats; and
•	our ability to maintain relationships with major LNG producers and traders.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully in "Item 3. Key Information—D. Risk Factors" of our Annual Report (as defined below). Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in governmental rules and regulations or actions taken by regulatory authorities including the implementation of new environmental regulations;
•	fluctuations in currencies and interest rates;
•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters;
•	shareholders’ reliance on the Company to enforce the Company’s rights against contract counterparties;
•	dependence on the ability of the Company’s subsidiaries to distribute funds to satisfy financial obligations and make dividend payments;
•
the length and severity of epidemics and pandemics, including the novel coronavirus (“COVID-19”) and its impact on across our business on demand, operations in China and the Far East and knock-on impacts to our global operations;

•	potential liability from future litigation, related to claims raised by public-interest organizations or activism with regard to failure to adapt or mitigate climate impact;
•	the arresting or attachment of one or more of the Company’s vessels by maritime claimants;
•	potential requisition of the Company’s vessels by a government during a period of war or emergency;
•	treatment of the Company as a “passive foreign investment company” by U.S. tax authorities;
•	being required to pay taxes on U.S. source income;
•	the Company’s operations being subject to economic substance requirements;
•	the potential for shareholders to not be able to bring a suit against the Company or enforce a judgement obtained against the Company in the United States;
•	the failure to protect the Company’s information systems against security breaches, or the failure or unavailability of these systems for a significant period of time;
•	the impact of adverse weather and natural disasters;
•	potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures related to complying with such regulations;
•	any non-compliance with the amendments by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or IMO, (the amendments hereinafter referred to as IMO 2020) to Annex VI to the International Convention for the Prevention of Pollution from Ships 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which will reduce the maximum amount of sulfur that vessels may emit into the air and has applied to us as of January 1, 2020;
•	damage to storage and receiving facilities;
•	impacts of supply chain disruptions that began during the COVID-19 pandemic and the resulting inflationary environment;
•	technological innovation in the sector in which we operate and quality and efficiency requirements from customers;
•	increasing scrutiny and changing expectations with respect to environmental, social and governance policies;

FLEX LNG Ltd.

•	the impact of public health threats and outbreaks of other highly communicable diseases;
•	technology risk associated with energy transition and fleet/systems renewal including in respect of alternative propulsion systems;
•	the impact of port or canal congestion;
•	the length and number of off-hire periods, including in connection with dry-dock periods; and
•	other factors discussed in "Item 3. Key Information—D. Risk Factors" of our Annual Report (as defined below)

You should not place undue reliance on forward-looking statements contained in this report because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this report are qualified in their entirety by the cautionary statements contained in this report. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

FLEX LNG Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEX LNG Ltd. (registrant)
By:	/s/ Oystein Kalleklev
Name:	Oystein Kalleklev
Title:	Chief Executive Officer of Flex LNG Management AS (Principal Executive Officer of FLEX LNG Ltd.)
Date: August 18, 2023

FLEX LNG Ltd.
EXHIBIT 1

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following presentation of management's discussion and analysis of financial condition and results of operations for the six month period ended June 30, 2023 should be read in conjunction with our unaudited condensed consolidated interim financial statements and related notes thereto included elsewhere herein, which have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). For additional information relating to our management's discussion and analysis of results of operations and financial condition, please see our annual report on Form 20-F for the year ended December 31, 2022 (our "Annual Report"), filed with the U.S. Securities and Exchange Commission, or the SEC, on March 10, 2023.

Unless otherwise indicated, the terms "FLEX LNG," "we," "us," "our," the "Company" and the "Group" refer to FLEX LNG Ltd. and its consolidated subsidiaries. We use the term "LNG" to refer to liquefied natural gas, and we use the term "cbm" to refer to cubic meters in describing the carrying capacity of the vessels in Our Fleet (as defined below).

Unless otherwise indicated, all references to "U.S. Dollars," "USD," "Dollars," "US$" and "$" in this report are to the lawful currency of the United States of America, references to "Norwegian Kroner," and "NOK" are to the lawful currency of Norway, references to "Great British Pounds," and "GBP" are to the lawful currency of the United Kingdom.

Unless otherwise indicated, all references to "LIBOR" are to the London Inter-Bank Offered Rate of interest and references to "SOFR" are to the Secured Overnight Financing Rate of interest.

The below discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" in our Annual Report .

General
FLEX LNG Ltd. is an exempted company incorporated under the laws of Bermuda. Our ordinary shares currently trade on the New York Stock Exchange ("NYSE") and the Oslo Stock Exchange ("OSE") under the ticker symbol "FLNG".
We are an owner and commercial operator of fuel efficient, fifth generation LNG carriers. As of August 18, 2023, we own and operate thirteen LNG carriers, which we collectively refer to as our "Operating Vessels" or "Our Fleet."

Our business is currently focused on the operation of our long-term charters for Our Fleet, which is described in the table below, or Our Fleet and exploring accretive opportunities to further grow the Company.

FLEX LNG Ltd.
Our Fleet
The following table sets forth additional information about Our Fleet as of August 18, 2023:

Vessel Name	Cargo Capacity (cbm)	Propulsion(1)	Year Built	Shipyard(2)	Charter expiration(3)	Expiration with Charterer options (4)
Flex Endeavour	173,400	MEGI	2018	DSME	Q3 2030	Q1 2033
Flex Enterprise	173,400	MEGI	2018	DSME	Q2 2029	NA
Flex Ranger	174,000	MEGI	2018	SHI	Q1 2027	NA
Flex Rainbow	174,000	MEGI	2018	SHI	Q1 2033	NA
Flex Constellation	173,400	MEGI	2019	DSME	Q2 2024	Q2 2027
Flex Courageous	173,400	MEGI	2019	DSME	Q1 2025	Q1 2029
Flex Aurora	174,000	X-DF	2020	HSHI	Q2 2026	Q2 2028
Flex Amber	174,000	X-DF	2020	HSHI	Q2 2029	NA
Flex Artemis	173,400	MEGI	2020	DSME	Q3 2025	Q3 2030
Flex Resolute	173,400	MEGI	2020	DSME	Q1 2025	Q1 2029
Flex Freedom	173,400	MEGI	2021	DSME	Q1 2027	Q1 2029
Flex Volunteer	174,000	X-DF	2021	HSHI	Q1 2026	Q1 2028
Flex Vigilant	174,000	X-DF	2021	HSHI	Q2 2031	Q2 2033

(1)	As used in this report, "MEGI" refers to M-type Electronically Controlled Gas Injection propulsion systems and "X-DF" refers to Generation X Dual Fuel propulsion systems.
(2)	As used in this report, "DSME" means Daewoo Ship building and Marine Engineering Co. Ltd., "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each is located in South Korea.
(3)	The expiration of our charters is subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.
(4)	Where charterers have option(s) to be declared on a charter; the expiration provided assumes all options have been declared for illustrative purposes.

Employment of Our Fleet and Our Customers

In March and April 2023, Flex Enterprise and her sister vessel, Flex Endeavour, respectively, completed their first scheduled drydock both in Singapore.

In June 2023, Flex Ranger and her sister vessel, Flex Rainbow, completed their first scheduled drydock in Denmark and Singapore, respectively.

In August 2023, Cheniere Marketing International LLP ("Cheniere") declared their first option on the time charter for the vessel, Flex Vigilant, extending the firm period by 200 days. The charter is now scheduled to expire in June 2031.
We are required to drydock each vessel once every five years and we now have no remaining vessels scheduled for drydock in 2023. We are next scheduled to have drydockings for two vessels in 2024, four vessels in 2025, three vessels in 2026 and no drydockings in 2027.

Other business updates

Among other things, actions taken by central banks in response to inflation have led to a sharp increase in both short and long-term interest rates. This increase in interest rates over the past 12-18 months has resulted in (i) an increase in the overall cost of our floating rate debt and (ii) significant gains (mostly unrealized) on our interest rate swaps. Our interest rates swaps are entered into for interest rate risk management and effectively will fix the interest rates at various fixed interest rate levels and various durations for a portion of our debt that has floating interest rates.

FLEX LNG Ltd.
Uncertainties caused by the Russo-Ukrainian War

The ongoing war between Russia and the Ukraine continues to disrupt supply chains and cause instability in the global economy, while the United States and the European Union, among other countries uphold tight sanctions against Russia. The conflict could result in the imposition of further economic sanctions against Russia that may have a wider reaching impact on the Company's business. Currently, the Company's charter contracts have not been affected by the events in Russia and Ukraine. However, it is possible that in the future third parties with whom the Company has or will have charter contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company's business, financial condition, results of operation and cash flows.

RESULTS OF OPERATIONS
Six months ended June 30, 2023 compared to the six months ended June 30, 2022

Amounts included in the following discussion are derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2023 and 2022.
Vessel operating revenues

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2023	2022
Vessel operating revenues	179,204	158,728

Vessel operating revenues increased by $20.5 million to $179.2 million in the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. The increase is due to a higher proportion of our fleet on improved longer term, fixed rate contracts as well as a stronger spot market compared to early 2022, affecting one vessel on an index-linked variable rate hire contract, Flex Artemis. This is offset by 77.3 offhire days in relation to the scheduled drydockings of four vessels, Flex Enterprise, Flex Endeavour, Flex Ranger and Flex Rainbow in 2023, which decreased revenues.

Voyage expenses

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2023	2022
Voyage expenses	(1,035)	(1,866)

Voyage expenses, which include voyage specific expenses, broker commissions and bunkers consumption, decreased by $0.8 million to $1.0 million in the six months ended June 30, 2023, as compared to the six months ended June 30, 2022.

Vessel operating expenses

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2023	2022
Vessel operating expenses	(32,999)	(29,718)

Vessel operating expenses increased by $3.3 million to $33.0 million in the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. The increase was primarily due to an out-of-period adjustment of $2.9 million in 2022, which reduced the vessel operating expenses.

FLEX LNG Ltd.

Administrative expenses

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2023	2022
Administrative expenses	(6,067)	(4,517)
Administrative expenses increased by $1.6 million to $6.1 million in the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. The increase in administrative expenses is due to increased regulatory listing fees, headcount and share-based compensation expense.
Depreciation

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2023	2022
Depreciation	(35,870)	(35,816)
Depreciation increased by $0.1 million to $35.9 million in the six months ended June 30, 2023, as compared to the six months ended June 30, 2022.
Interest income

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2023	2022
Interest income	2,973	296
Interest income increased by $2.7 million to $3.0 million in the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. The increase is principally due to the increase in the interest rates on cash and cash equivalent deposits.
Interest expense

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2023	2022
Interest expense	(53,526)	(30,495)
Interest expense increased by $23.0 million to $53.5 million in the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. The increase in interest is primarily due to the increase in the floating rate of interest.
Extinguishment of long-term debt

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2023	2022
Extinguishment of long-term debt	(10,238)	(1,724)
Extinguishment of long-term debt increased by $8.5 million to $10.2 million in the six months ended June 30, 2023, as compared to the six months ended June 30, 2022. In the six months ended June 30, 2023, the Company recorded a write-off of unamortized debt issuance costs of $8.8 million and direct exit costs of $1.4 million in relation to the extinguishment of the $629 Million Facility and the Flex Amber Sale and Leaseback, which were re-financed. In the six months ended June 30, 2022,

FLEX LNG Ltd.
the Company recorded a write-off of unamortised debt issuance costs of $1.7 million in relation to the extinguishment for the $250 Million Facility.
Gain on derivatives

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2023	2022
Gain on derivatives	14,264	46,358
The Company had a gain on derivatives of $14.3 million in the six months ended June 30, 2023 compared to a gain of $46.4 million in the six months ended June 30, 2022; a decrease of $32.1 million. In the six months ended June 30, 2023 the company recorded an unrealized gain on derivatives of $3.0 million (2022: $48.8 million), which is as a result in the movement in the fair value of interest rate swaps and will fluctuate based on changes in the total notional amount and the movement in the long-term floating rate of interest between periods. In the six months ended June 30, 2022, the Company also recorded a realized gain on settlement of interest rate swaps of $11.2 million (2022: $2.4 million loss).

Other financial items

(unaudited figures in thousands of $)	Six months ended
	June 30,
	2023	2022
Other financial items	(1,118)	(1,198)
The Company recorded an expense of $1.1 million in relation to other financial items in the six months ended June 30, 2023, compared to $1.2 million in the six months ended June 30, 2022.

LIQUIDITY AND CAPITAL RESOURCES
We operate in a capital-intensive industry and have financed the purchase of the vessels in Our Fleet through a combination of cash generated from operations, equity capital and borrowings under our financing agreements. Payment of amounts outstanding under our debt agreements, and all other commitments that we have entered into are made from the cash available to us.
Cash
As of June 30, 2023, we had cash, cash equivalents and restricted cash as of $449.9 million, an increase of $117.5 million, compared to $332.4 million as of December 31, 2022. In the six months ended June 30, 2023, the movements in cash consisted of $74.6 million provided by operating activities and $43.6 million provided by financing activities, offset by $0.7 million as a result of the effect of exchange rate changes on cash.

Financing information

$375 Million Facility

In March 2022, the Company, through its vessel owning subsidiaries, signed a $375 million secured term and revolving credit facility (the “$375 Million Facility”) with a syndicate of banks to re-finance existing facilities for Flex Endeavour, Flex Ranger and Flex Rainbow.

In February 2023, we completed an asset swap under the $375 Million Facility, which replaced Flex Rainbow with Flex Aurora. In connection with the asset swap, we prepaid the full amount outstanding of $110.0 million under the Flex Aurora tranches of the $629 Million Facility. As of June 30, 2023, the net outstanding balance under the facility was $357.2 million (December 31, 2022: $368.1 million).

FLEX LNG Ltd.

$330 Million Sale and Leaseback

In February 2023, we completed sale and leaseback agreements with an Asian-based lease provider for Flex Amber and Flex Artemis to refinance their existing facilities. Under the terms of the agreements, the vessels were sold for a gross consideration, equivalent to the market value of each vessel at the time, and net consideration of $170 million for the Flex Amber and $160 million for the Flex Artemis, adjusted for an advance hire per vessel. The agreements have a lease period of ten years and we have the option to extend for an additional two years. The bareboat rate payable under the leases have a fixed element, treated as principal repayment, and a variable element based on term SOFR plus a margin of 215 basis points per annum calculated on the outstanding under the lease. The agreements include fixed price purchase options, whereby we have options to re-purchase the vessels at or after the third anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period. In February 2023, we prepaid the full amount outstanding under the Flex Artemis tranches of $629 Million Facility and the Flex Amber Sale and Leaseback. As of June 30, 2023, the outstanding balance under the facility was $318.6 million, net of financing costs (December 31, 2022 :$nil).

$290 Million Facility

In March 2023, we signed and completed a $290 million term and revolving credit facility for the vessels Flex Freedom and Flex Vigilant to re-finance their remaining tranches of the $629 Million Facility. The facility has an interest of SOFR plus a margin of 185 basis points per annum. The facility is split into a term tranche of $140 million and a revolving tranche of $150 million. The facility has a duration of six years, with the revolving tranche being non-amortizing and the term tranche amortizing reflecting an overall age adjusted profile of 22 years. In connection with this agreement, the Company prepaid the full amount outstanding under the $629 Million Facility. As of June 30, 2023, the outstanding balance under the facility was $285.0 million, net of financing costs (December 31, 2022 :$nil).

Flex Rainbow $180 Million Sale and Leaseback

In March 2023, the Company and an Asian-based lease provider signed and completed a sale and leaseback agreement for the vessel, Flex Rainbow. Under the terms of the agreement, the vessel was sold for a consideration of $180 million, with a bareboat charter of 9.9 years. The bareboat rate payable under the lease has a fixed element considered a principal repayment and a variable element considered interest, which is calculated on term SOFR plus a margin. The Company has the options to terminate the lease and repurchase the vessel at fixed price in the first quarter 2028, in the first quarter 2030 and at the end of the charter in first quarter 2033. In connection with the re-financing of Flex Rainbow, the Company prepaid Flex Aurora's outstanding amount under the $629 Million Facility, which subsequently replaced Flex Rainbow via an asset swap under the $375 Million Facility, as previously described. As of June 30, 2023, the outstanding balance under the facility was $175.6 million, net of financing costs (December 31, 2022 :$nil).

Interest Rate Swaps
In order to reduce the risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby the floating rate has been swapped to a fixed rate of interest. As of June 30, 2023, the Company has fixed the interest rate on a total amortized notional amounts of $820.0 million. The interest rate swaps with a fixed rate of interest based on LIBOR have a total notional principal of $160.0 million and a weighted average fixed interest rate of 0.96% for a weighted average duration of 1.76 years. The interest rate swaps with a fixed rate of interest based on SOFR have a total notional principal of $660.0 million and a weighted average fixed interest rate of 1.81% for a weighted average duration of 5.03 years.

The International Swaps and Derivatives Association launched its Interbank Offered Rate (IBOR) Fallbacks Supplement and IBOR Fallbacks Protocol, which came into effect on January 25, 2021. The supplement incorporates fallbacks for new derivatives linked to LIBOR, and the protocol enables market participants to incorporate fallbacks for certain legacy derivatives linked to LIBOR. Our derivative contracts linked to LIBOR will adhere to the fallback protocol and as of June 30, 2023, we had six remaining LIBOR-based interest rate swaps that will transition based on the Credit Adjustment Spread of approximately 0.26% to an equivalent rate based on SOFR on their next reset dates.

FLEX LNG Ltd.
Loan Covenants

Certain of our financing agreements contain, among other things, the following financial and vessel covenants, which are tested quarterly, the most stringent of which require us (on a consolidated basis) to maintain:
•a book equity ratio of minimum 0.20 to 1.0;
•a positive working capital; and
•minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of:
i.$25 million; and
ii.an amount equal to five per cent (5%) of our total interest bearing financial indebtedness net of any cash and cash equivalents.
•collateral maintenance test, ensuring that the aggregate value of the vessels making up the facility in question exceeds the aggregate value of the debt commitment outstanding.

Our financing agreements discussed above contain, among other things, restrictive covenants which, to the extent triggered, would restrict our ability to:
i.declare, make or pay any dividend, charge, fee or other distribution (whether in cash or in kind) on or in respect of its share capital (or any class of its share capital);
ii.pay any interest or repay any principal amount (or capitalized interest) on any debt to any of its shareholders;
iii.redeem, repurchase or repay any of its share capital or resolve to do so; or
iv.enter into any transaction or arrangement having a similar effect as described in (i) through (iii) above.

Our secured credit facilities may be secured by, among other things:
•a first priority mortgage over the relevant collateralized vessels;
•a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;
•a pledge of earnings accounts generated by the mortgaged vessels for the specific facility; and
•a pledge of the equity interests of each vessel owning subsidiary under the specific facility.

A violation of any of the covenants contained in our financing agreements may constitute an event of default under the relevant financing agreement, which, unless cured within the grace period set forth under the financing agreement, if applicable, or waived or modified by our lenders, provides our lenders, by notice to the borrowers, with the right to, among other things, cancel the commitments immediately, declare that all or part of the loan, together with accrued interest, and all other amounts accrued or outstanding under the agreement, be immediately due and payable, enforce any or all security under the security documents, and/or exercise any or all of the rights, remedies, powers or discretion's granted to the facility agent or finance parties under the finance documents or by any applicable law or regulation or otherwise as a consequence of such event of default.

Furthermore, certain of our financing agreements contain a cross-default provision that may be triggered by a default under one of our other financing agreements. A cross-default provision means that a default on one loan would result in a default on certain of our other loans. Because of the presence of cross-default provisions in certain of our financing agreements, the refusal of any one lender under our financing agreements to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our financing agreements have waived covenant defaults under the respective agreements. If our secured indebtedness is accelerated in full or in part, it would be difficult for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our financing agreements if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

Moreover, in connection with any waivers of or amendments to our financing agreements that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing financing agreements. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

As of June 30, 2023, we were in compliance with all of the financial covenants contained in our financing agreements.

Cash Flows
The following summarizes our cash flows from operating, investing and financing activities for the six months ended June 30, 2023 and 2022.

FLEX LNG Ltd.

(in thousands of $)	Six months ended
	June 30,
	2023	2022
Net cash provided by operating activities	74,616	94,595
Net cash used in investing activities	(2)	(4)
Net cash provided/(used in) by financing activities	43,604	(12,116)
Effect of exchange rate changes on cash	(698)	60
Net change in cash, cash equivalents and restricted cash	117,520	82,535
Cash, cash equivalents and restricted cash at beginning of period	332,401	201,170
Cash, cash equivalents and restricted cash at end of period	449,921	283,705
Operating Activities
Net cash provided by operating activities decreased by $20.0 million to $74.6 million for the six months ended June 30, 2023, compared to cash provided of $94.6 million for the six months ended June 30, 2022.
Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by the increase in vessel operating revenues of Our Fleet, (ii) increases in interest expense as a result of the increase in floating interest rates, LIBOR and SOFR, and an increase in our long term debt, (iii) the realized gain/(loss) upon settlement of our interest rate swap derivatives (iv) scheduled drydocking of our vessels and (v) an increase in our other current assets and liabilities affecting working capital;
i.The majority of Our Fleet are on improved long term fixed rate charter hires compared to the six months ended June 30, 2022;
ii.The increase in the Company's debt facilities, along with the increased interest rates has resulted in an increase in interest paid of $32.3 million in the six months ended June 30, 2023 compared to the six months ended June 30, 2022;
iii.The Company has recorded a realized gain on the settlement of our interest rate swap derivatives in the six months ended June 30, 2023 of $11.2 million, compared to a realized loss of $2.4 million for the six months ended June 30, 2022. This is largely due to higher interest rates in 2023 compared to 2022 and;
iv.Four of our vessels, Flex Enterprise, Flex Endeavour, Flex Ranger and Flex Rainbow, underwent scheduled drydockings with expenditure of $20.7 million six months ended June 30, 2023. There were no drydockings during 2022.
v.Changes in operating assets and liabilities resulted in an increase in cash provided by operating activities of $6.5 million. The movement in working capital balances are impacted by the timing of voyages, and also by the timing of fueling and consumption of fuel on board our vessels. Revenues for all of our vessels operate under time charters and are typically billed in advance.
Investing Activities
Net cash used in investing activities was $0.0 million in the six months ended June 30, 2023, compared to cash used in investing activities of $0.0 million in the six months ended June 30, 2022.

Financing Activities

Net cash provided by financing activities was $43.6 million in the six months ended June 30, 2023, compared to net cash used in financing activities of $12.1 million in the six months ended June 30, 2022.

Net cash provided by financing activities in the six months ended to June 30, 2023 comprised of:
•proceeds from long-term debt of $140.0 million under the term tranche and $150.0 million under the revolving credit facility of the $290 Million Facility;

FLEX LNG Ltd.
•proceeds from long-term debt of $180.0 million under the Flex Rainbow $180 Million Sale and Leaseback;

•proceeds from long-term debt of $330.0 million under the $330 Million Sale and Leaseback;

These items were partially offset by:

•prepayment of the remaining tranches under the $629 Million Facility relating to the vessels Flex Aurora, Flex Artemis, Flex Freedom and Flex Vigilant, amounting to $458.5 million;

•prepayment of the Flex Amber Sale and Leaseback amounting to $136.9 million;

•direct costs in relation to the extinguishment of long-term debt of $1.4 million from the repayment of the Flex Amber Sale and Leaseback;

•scheduled repayments of long-term debt amounting to $58.0 million;

•dividend payments of $93.9 million and;

•financing costs of $7.7 million.

In the six months ended June 30, 2022, the Company paid $42.3 million in regular installments of long-term debt, $64.1 million for the repayment of revolving credit facilities and had dividend payments of $79.7 million. In addition to the foregoing, the Company prepaid a total of $452.0 million in relation to the termination of the $100 Million Facility, $250 Million Facility and the Flex Rainbow Sale and Leaseback and paid financing costs of $7.5 million. This was offset by the drawdown of revolving credit facilities amounting to $313.4 million and proceeds from long term debt of $320.0 million in relation to the $320 Million Sale and Leaseback.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our activities expose us to a variety of financial risks including market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management program considers the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance, in a cost-effective manner.

Currency Risk

The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we incur expenditures in currencies other than the functional currency, mainly overhead costs in GBP and NOK. Historically, we have not hedged these exposures. There is a risk that currency fluctuations in transactions incurred in currencies other than our functional currency will have a negative effect of the value of our cash flows.

Interest rate risk

We are exposed to interest rate fluctuations primarily due to our floating rate interest-bearing long-term debt and interest rate swap agreements. The international LNG transportation industry is a capital-intensive industry, which requires significant amounts of financing, typically provided in the form of secured long-term debt or lease financing. Certain of our current bank and lease financing in floating interest rates could adversely affect our operating and financial performance and our ability to service our debt.

As of June 30, 2023, the Company's net outstanding debt was $1,863.9 million.

As of June 30, 2023, we had 23 interest rate swap transactions, aimed at reducing the risks associated with fluctuations in interest rates, whereby the floating rate has been swapped to a fixed rate. The total amortized notional principal of our interest rate swaps was $820.0 million. The interest rate swaps with a fixed rate of interest based on LIBOR have a total notional principal of $160.0 million and a weighted average fixed interest rate of 0.96% for a weighted average duration of 1.76 years. The interest rate swaps with a fixed rate of interest based on SOFR have a total notional principal of $660.0 million and a weighted average fixed interest rate of 1.81% for a weighted average duration of 5.03 years. Please see “Note 10. Financial Instruments” to our unaudited interim condensed consolidated financial statements.

FLEX LNG Ltd.
Liquidity Risk

We monitor the risk of a shortage of funds using a cash modeling forecast. This model considers the maturity of payment profiles and projected cash flows required to fund the operations. Historically funds have been raised via equity issuance, lease finance and loan finance. Market conditions can have a significant impact on the ability to raise equity, lease finance and loan finance. While equity issuance may be dilutive to existing shareholders, lease and loan finance will contain covenants and other restrictions.

Our objective is to maintain a balance between continuity of funding and flexibility through the raising of funds from investors.

Credit Risk

We are exposed to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken AB ("SEB") (S&P Global rating: A+), Nordea Bank AB ("Nordea") (S&P Global rating: AA-), Danske Bank AS ("Danske Bank") (S&P Global rating: A+) and DNB BANK ASA ("DNB") (S&P Global rating: AA-).

Price Risk

We are also subject, indirectly, to price risk related to the spot/short term charter market for chartering LNG carriers. Charter rates may be uncertain and volatile and depend upon, among other things, the natural gas prices, the supply and demand for vessels, arbitrage opportunities, vessel obsolesce and the energy market, which we cannot predict with certainty. Currently, no financial instruments have been entered into to reduce this risk.

Operational Risk

The operation of a LNG carrier has certain unique operational risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding and fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

If our LNG carriers suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition.

FLEX LNG Ltd.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the six months ended June 30, 2023 and 2022
(in thousands of $, except per share data)

	Six months ended
	June 30,
	2023	2022
Revenues
Vessel operating revenues	179,204	158,728

Operating expenses
Voyage expenses	(1,035)	(1,866)
Vessel operating expenses	(32,999)	(29,718)
Administrative expenses	(6,067)	(4,517)
Depreciation	(35,870)	(35,816)
Operating income	103,233	86,811

Other income/(expenses)
Interest income	2,973	296
Interest expense	(53,526)	(30,495)
Extinguishment of long-term debt	(10,238)	(1,724)
Gain on derivatives	14,264	46,358
Other financial items	(1,118)	(1,198)
Income before tax	55,588	100,048
Income tax expense	(41)	(27)
Net income	55,547	100,021

Earnings/(loss) per share:
Basic	1.03	1.88
Diluted	1.03	1.87
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the six months ended June 30, 2023 and 2022
(in thousands of $)

	Six months ended
	June 30,
	2023	2022
Net income/(loss)	55,547	100,021
Total other comprehensive income/(loss)	—	—
Total comprehensive income/(loss)	55,547	100,021
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
as of June 30, 2023 and December 31, 2022
(in thousands of $, except share data)

	June 30,	December 31,
	2023	2022
ASSETS

Current assets
Cash and cash equivalents	449,830	332,329
Restricted cash	91	72
Inventory	5,584	5,260
Receivables due from related parties	978	60
Other current assets	26,017	16,327
Total current assets	482,500	354,048

Non-current assets
Derivative instruments	58,673	55,515
Vessels and equipment, net	2,254,727	2,269,946
Other fixed assets	3	3
Total non-current assets	2,313,403	2,325,464
Total assets	2,795,903	2,679,512

EQUITY AND LIABILITIES

Current liabilities
Current portion of long-term debt	103,461	95,507
Derivative instruments	126	—
Payables due to related parties	755	328
Accounts payable	5,436	1,794
Other current liabilities	55,944	55,569
Total current liabilities	165,722	153,198

Non-current liabilities
Long-term debt	1,760,455	1,619,224
Total non-current liabilities	1,760,455	1,619,224
Total liabilities	1,926,177	1,772,422

Equity
Share capital (June 30, 2023: 54,520,325 (December 31, 2022: 54,520,325) shares issued, par value $0.10 per share)	5,452	5,452
Treasury shares (June 30, 2023: 838,185 (December 31, 2022: 838,185))	(8,082)	(8,082)
Additional paid in capital	1,204,440	1,203,407
Accumulated deficit	(332,084)	(293,687)
Total equity	869,726	907,090
Total equity and liabilities	2,795,903	2,679,512
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended June 30, 2023 and 2022
(in thousands of $)

	Six months ended
	June 30,
	2023	2022
Operating activities
Net income	55,547	100,021
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	35,870	35,816
Amortization of debt issuance costs	1,399	2,102
Extinguishment of long-term debt	10,238	1,724
Change in fair value of derivative instruments	(3,032)	(48,764)
Foreign exchange loss/(gain)	700	(40)
Share-based payments	1,033	170
Drydocking expenditure	(20,650)	—
Other	(1)	4,359
Changes in operating assets and liabilities, net:
Inventory	(324)	1,529
Other current assets	(9,690)	(3,335)
Receivables due from related parties	(918)	(128)
Payables due to related parties	427	(123)
Accounts payable	3,642	819
Other current liabilities	375	445
Net cash provided by operating activities	74,616	94,595

Investing activities
Purchase of other fixed assets	(2)	(4)
Net cash used in investing activities	(2)	(4)

Financing activities
Repayment of long-term debt	(57,994)	(42,302)
Proceeds from revolving credit facility	956,667	313,421
Repayment of revolving credit facility	(806,667)	(64,079)
Prepayment of long-term debt	(595,344)	(451,998)
Proceeds from long-term debt	650,000	320,000
Extinguishment costs paid on long-term debt	(1,433)	—
Financing costs	(7,681)	(7,453)
Dividends paid	(93,944)	(79,705)
Net cash provided/(used in) by financing activities	43,604	(12,116)

Effect of exchange rate changes on cash	(698)	60
Net increase in cash, cash equivalents and restricted cash	117,520	82,535

Cash, cash equivalents and restricted cash at the beginning of the period	332,401	201,170
Cash, cash equivalents and restricted cash at the end of the period	449,921	283,705

Supplemental Information
Interest paid, net of amounts capitalized	(58,744)	(26,438)
Income tax paid	(30)	(26)
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the six months ended June 30, 2023 and 2022
(in thousands of $, except number of shares)

	Six months ended
	June 30,
	2023	2022
Number of shares outstanding
At beginning of period	53,682,140	53,130,584
Distributed treasury shares	—	12,491
At end of period	53,682,140	53,143,075

Share capital
At beginning of period	5,452	5,411
At end of period	5,452	5,411

Treasury shares
At beginning of period	(8,082)	(9,449)
Distributed treasury shares	—	120
At end of period	(8,082)	(9,329)

Additional paid in capital
At beginning of period	1,203,407	1,189,060
Share-based payments	1,033	170
Distributed treasury shares	—	(120)
At end of period	1,204,440	1,189,110

Accumulated deficit
At beginning of period	(293,687)	(295,635)
Net income	55,547	100,021
Dividends paid	(93,944)	(79,705)
At end of period	(332,084)	(275,319)
Total equity	869,726	909,873
The accompanying notes are an integral part of these consolidated financial statements.

FLEX LNG Ltd.
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.     GENERAL
FLEX LNG Ltd. ("FLEX LNG" or the "Company") is a limited liability company, originally incorporated in the British Virgin Islands in September 2006 and re-domiciled to Bermuda in June 2017. The Company is currently listed on the Oslo and New York Stock Exchanges under the symbol "FLNG". The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG") through the ownership and operation of fuel efficient, fifth generation LNG carriers. As of June 30, 2023, the Company had thirteen LNG carriers in operation.
2.     ACCOUNTING POLICIES
Basis of accounting
The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company’s audited consolidated financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes included in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (the "SEC") on March 10, 2023.

The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an Annual Report on Form 20-F.
Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2022.
3.     RECENT ACCOUNTING PRONOUNCEMENTS

Recently issued accounting pronouncements are not expected to materially impact the Company.
4.     EARNINGS PER SHARE
Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.
Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. If in the period there was a loss then any potential ordinary shares have been excluded from the calculation of diluted loss per share, because the effects were anti-dilutive.

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

FLEX LNG Ltd.

(in thousands of $, except share data)	Six months ended
	June 30,
	2023	2022
Net income	55,547	100,021

Weighted average number of ordinary shares	53,682,140	53,136,864
Share options	262,856	272,476
Weighted average number of ordinary shares, adjusted for dilution	53,944,996	53,409,340

Earnings per share:
Basic	1.03	1.88
Diluted	1.03	1.87

5.     CASH, CASH EQUIVALENTS AND RESTRICTED CASH
The following identifies the balance sheet line items included in cash, cash equivalents and restricted cash as presented in the interim condensed consolidated statements of cash flows:

(in thousands of $)	June 30,	December 31,
	2023	2022
Cash and cash equivalents	449,830	332,329
Restricted cash	91	72
Cash, cash equivalents and restricted cash	449,921	332,401

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

6.     OTHER CURRENT ASSETS

Other current assets includes the following:

(in thousands of $)	June 30,	December 31,
	2023	2022
Trade accounts receivable, net	5,409	4,859
Accrued income	7,058	2,152
Prepaid expenses	7,881	5,940
Other receivables	5,669	3,376
Total other current assets	26,017	16,327

Trade accounts receivable are presented net of allowances for doubtful accounts. The Company recorded allowances for doubtful debts of $nil as of June 30, 2023 (December 31, 2022: $nil).

FLEX LNG Ltd.
7.     OTHER CURRENT LIABILITIES
Other current liabilities includes the following:

(in thousands of $)	June 30,	December 31,
	2023	2022
Accrued expenses	22,118	20,686
Deferred charter revenue	31,771	32,963
Other current liabilities	1,328	1,673
Provisions	727	247
Total other current liabilities	55,944	55,569

8.     VESSELS AND EQUIPMENT, NET
Movements in the six months ended June 30, 2023 for vessels and equipment, net is summarized as follows:

(in thousands of $)	Vessels and equipment	Dry docks	Total
Cost
At December 31, 2022	2,467,470	32,500	2,499,970
Additions	—	20,650	20,650
Disposals	—	(10,000)	(10,000)
At June 30, 2023	2,467,470	43,150	2,510,620

Accumulated depreciation
At December 31, 2022	(209,647)	(20,377)	(230,024)
Charge	(32,592)	(3,277)	(35,869)
Disposals	—	10,000	10,000
At June 30, 2023	(242,239)	(13,654)	(255,893)

Net book value
At December 31, 2022	2,257,823	12,123	2,269,946
At June 30, 2023	2,225,231	29,496	2,254,727
In March and April 2023, Flex Enterprise and her sister vessel, Flex Endeavour, respectively, completed their first scheduled drydock both in Singapore.
In June 2023, Flex Ranger and her sister vessel, Flex Rainbow, completed their first scheduled drydock in Denmark and Singapore, respectively.

The net book value of vessels that serve as collateral for the Company's long-term debt (Note 9) was $2,254.7 million as at June 30, 2023 (December 31, 2022: $2,269.9 million). The net book value of leased vessels: Flex Volunteer, Flex Constellation, Flex Courageous, Flex Rainbow, Flex Artemis and Flex Amber further referred to in Note 9 was $1,028.5 million as at June 30, 2023.

FLEX LNG Ltd.
9.     SHORT TERM AND LONG-TERM DEBT

(in thousands of $)	June 30,	December 31,
	2023	2022
U.S. dollar denominated floating rate debt
$629 Million Facility	—	467,865
Flex Amber Sale and Leaseback	—	139,022
$320 Million Sale and Leaseback	296,625	305,974
$125 million tranche under the $375 Million Facility	108,412	119,475
Flex Resolute $150 Million Facility	146,054	150,000
Flex Enterprise $150 Million Facility	142,631	147,542
Flex Rainbow $180 Million Sale and Leaseback	178,345	—
$330 Million Sale and Leaseback	321,500	—
$140 million term tranche under the $290 Million Facility	136,367	—
Total U.S. dollar floating rate debt	1,329,934	1,329,878

U.S. dollar denominated fixed rate debt

Flex Volunteer Sale and Leaseback	149,404	152,801
Total U.S. dollar denominated fixed rate debt	149,404	152,801

U.S. dollar denominated revolving credit facilities

$150 million revolving tranche under the $290 Million Facility	150,000	—
$250 million revolving tranche under the $375 Million Facility	250,000	250,000
Total U.S. dollar denominated revolving credit facilities	400,000	250,000

Total debt	1,879,338	1,732,679

Less
Current portion of debt	(105,795)	(99,706)
Long-term portion of debt issuance costs	(13,088)	(13,749)
Long-term debt	1,760,455	1,619,224
As of June 30, 2023, the Company's only capital commitments relate to long-term debt obligations, summarized below;

(figures in thousands of $)
	Sale & Leaseback	Period repayment	Balloon repayment	Total
1 year	51,434	54,361	—	105,795
2 years	52,099	54,361	—	106,460
3 years	52,814	54,361	—	107,175
4 years	53,558	54,361	—	107,919
5 years	54,360	52,198	250,000	356,558
Thereafter	681,609	21,036	392,786	1,095,431
Total	945,874	290,678	642,786	1,879,338

Flex Amber Sale and Leaseback

In January 2023, the Company exercised its option to repurchase the vessel Flex Amber and paid the fully amount outstanding under the facility of $136.9 million. The vessel was subsequently refinanced under the $330 Million Sale and Leaseback, as further described below.

FLEX LNG Ltd.

$375 Million Facility

In February 2023, we completed an asset swap under the $375 Million Facility, which replaced Flex Rainbow with Flex Aurora. In connection with the asset swap, we prepaid the full amount outstanding under the Flex Aurora tranches of the $629 Million Facility.

Flex Rainbow Sale and Leaseback
In March 2023, the Company completed a sale and leaseback agreement with an Asian-based lease provider for the vessel, Flex Rainbow. Under the terms of the agreement, the vessel was sold for a consideration of $180.0 million, with a bareboat charter of 9.9 years. The bareboat rate payable under the lease has a fixed element considered a principal repayment and a variable element considered interest, which is calculated on term SOFR plus a margin. The Company has the options to terminate the lease and repurchase the vessel at fixed price in the first quarter 2028, in the first quarter 2030 and at the end of the charter in the first quarter 2033. The facility includes various financial covenants, the most stringent of which are further described below.

As of June 30, 2023, the net outstanding balance under the facility was $175.6 million, after deducting for debt issuance costs.

$330 Million Sale and Leaseback
In January 2023, the Company signed sale and leaseback agreements with an Asian-based lease provider for Flex Amber and Flex Artemis to re-finance their existing facilities. Under the terms of the agreements, the vessels were sold for a gross consideration, equivalent to the market value of each vessel at the time, and net consideration of $170.0 million for the Flex Amber and $160.0 million for the Flex Artemis, adjusted for an advance hire per vessel. The agreements have a lease period of 10 years and the Company has the option to extend for an additional 2 years. The bareboat rate payable under the leases have a fixed element, treated as principal repayment, and a variable element based on term SOFR plus a margin of 215 basis points per annum calculated on the outstanding under the lease. The agreements include fixed price purchase options, whereby we have options to re-purchase the vessels at or after the third anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period. In February 2023, the transactions were completed and in connection with this, the Company prepaid the full amount outstanding under the Flex Artemis tranches of $629 Million Facility and the Flex Amber Sale and Leaseback.

As of June 30, 2023, the net outstanding balance under the facility was $318.6 million, after deducting for debt issuance costs.

$290 Million Facility
In March 2023, the Company completed a $290 million term and revolving credit facility for the vessels Flex Freedom and Flex Vigilant to re-finance their remaining tranches of the $629 million Facility. The facility has an interest of SOFR plus a margin of 185 basis points per annum. The facility is split into a term tranche of $140.0 million and a revolving tranche of $150.0 million. The facility has a duration of six years, with the revolving tranche being non-amortizing and the term tranche amortizing reflecting an overall age adjusted profile of 22 years. In connection with this agreement, the Company prepaid the full amount outstanding under the $629 Million Facility. The facility includes various financial covenants, the most stringent of which are further described below.

As at June 30, 2023, the net outstanding balance under the term tranche of the $290 Million Facility was $136.4 million and the revolving tranche of $150.0 million was fully drawn.

Loan covenants
Certain of our financing agreements discussed above, have, amongst other things, the following financial and vessel covenants, as amended or waived, which are tested quarterly, the most stringent of which require us (on a consolidated basis) to maintain:

• a book equity ratio of minimum of 0.20 to 1.0;

• a positive working capital;

• minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of:
(i) $25 million; and (ii) an amount equal to five percent (5%) of our total interest bearing financial indebtedness net

FLEX LNG Ltd.
of any cash and cash equivalents; and

•collateral maintenance test, ensuring that the aggregate value of the vessels making up the facility in question exceeds the aggregate value of the debt commitment outstanding.

As of June 30, 2023, all financial covenants have been met accordingly.

10.     FINANCIAL INSTRUMENTS
In order to reduce the risks associated with fluctuations in interest rates, the Company has hedged exposures to interest rates using derivative instruments, which involves swapping floating rates of interest to fixed rates of interest. These instruments are not designated as hedges for accounting purposes.

Credit risk is the failure of the counterparty to perform under the terms of the derivative instrument. When the fair value of a derivative instrument is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative instrument is negative, the Company owes the counterparty, and, therefore, the Company is not exposed to the counterparty's credit risk in those circumstances. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with major banking and financial institutions. The derivative instruments entered into by the Company do not contain credit risk-related contingent features. The Company has not entered into master netting agreements with the counterparties to its derivative financial instrument contracts.
Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates, currency exchange rates or commodity prices. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.
The Company assesses interest rate risk by monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating economical hedging opportunities.
In order to reduce the risk associated with fluctuations in interest rates, the Company has a total of 23 interest rate swap transactions, whereby floating interest based on LIBOR and SOFR on an aggregate notional principal of $820.0 million as at June 30, 2023 (December 31, 2022: $691.0 million), has been swapped to a fixed rate.
Our interest rate swap contracts as of June 30, 2023, of which none are designated as hedging instruments, are summarized as follows:

FLEX LNG Ltd.

(in thousands of $)	Notional principal	Effective date	Maturity date	Floating rate benchmark	Fixed Interest Rate
Receiving floating, pay fixed	25,000	September 2019	June 2024	LIBOR(1)	1.38%
Receiving floating, pay fixed	25,000	July 2020	July 2025	LIBOR(1)	1.38%
Receiving floating, pay fixed	35,000	September 2020	September 2025	LIBOR(1)	1.03%
Receiving floating, pay fixed	25,000	September 2020	September 2025	LIBOR(1)	1.22%
Receiving floating, pay fixed	25,000	September 2020	September 2025	LIBOR(1)	0.37%
Receiving floating, pay fixed	25,000	March 2021	June 2024	LIBOR(1)	0.35%
Receiving floating, pay fixed	50,000	July 2022	July 2032	SOFR	2.15%
Receiving floating, pay fixed	50,000	July 2022	July 2032	SOFR	1.91%
Receiving floating, pay fixed	181,000	October 2022	April 2025	SOFR	0.95%
Receiving floating, pay fixed	50,000	December 2022	December 2032	SOFR	3.28%
Receiving floating, pay fixed	50,000	January 2023	January 2033	SOFR	3.26%
Receiving fixed, pay floating	(181,000)	March 2023	April 2025	SOFR	4.80%
Receiving floating, pay fixed	100,000	March 2023	September 2024	SOFR	4.64%
Receiving floating, pay fixed	35,000	March 2023	March 2025	SOFR	4.07%
Receiving floating, pay fixed	20,000	March 2023	March 2025	SOFR	3.95%
Receiving floating, pay fixed	20,000	March 2023	March 2025	SOFR	4.11%
Receiving floating, pay fixed	20,000	March 2023	March 2025	SOFR	4.02%
Receiving floating, pay fixed	25,000	March 2023	March 2025	SOFR	3.94%
Receiving floating, pay fixed	25,000	March 2023	March 2025	SOFR	3.96%
Receiving floating, pay fixed	15,000	March 2023	March 2025	SOFR	3.76%
Receiving floating, pay fixed	25,000	March 2023	September 2025	SOFR	1.22%
Receiving floating, pay fixed	75,000	March 2023	June 2025	SOFR	1.39%
Receiving floating, pay fixed	100,000	March 2026	March 2032	SOFR	1.26%
	820,000
(1)    On June 30, 2023, our interest rate swap derivative contracts with LIBOR as the reference rate transitioned to SOFR based on the LIBOR fallback protocol, which will occur on their respective next interest rate reset date. As a result, the floating rate will transition from LIBOR to SOFR and the fixed rate will decrease based on the Credit Adjustment Spread ("CAS") of approximately 0.26%. The CAS is applied because SOFR, being a secured overnight reference rate, is generally lower than LIBOR, which has a 3-month duration and is unsecured.
The Company's gain/(loss) on derivatives per the consolidated statement of operations for the six months ended June 30, 2023 and 2022 was comprised of the following:

(figures in thousands of $)
	Six months ended
	June 30,
	2023	2022
Change in fair value of derivative instruments	3,032	48,764
Realized gain/(loss) on derivative instruments	11,232	(2,406)
Gain/(loss) on derivatives	14,264	46,358

FLEX LNG Ltd.
Movements in the six months ended June 30, 2023 for the derivative instrument assets and liabilities is summarized as follows:

(in thousands of $)	Derivative Instrument Asset	Derivative Instrument Liability	Total
At January 1, 2023	55,515	—	(55,515)
Change in fair value of derivative instruments	3,158	(126)	3,032
At June 30, 2023	58,673	(126)	58,547
Movements in the six months ended June 30, 2022 for the derivative instrument assets and liabilities is summarized as follows:

(in thousands of $)	Derivative Instrument Asset	Derivative Instrument Liability	Total

At January 1, 2022	5,862	(4,764)	1,098
Change in fair value of derivative instruments	44,000	4,764	48,764
At June 30, 2022	49,862	—	49,862

11.        FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The principal financial assets of the Company at June 30, 2023 and December 31, 2022 consist of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable amongst other less significant items. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and secured long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash and cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying consolidated balance sheets.

The fair value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their carrying amounts reported in the accompanying consolidated balance sheets.

The fair value of floating rate debt has been determined using Level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or semi-annual basis. Carrying value of the floating rate debt is shown net deduction of debt issuance cost, while fair value of floating rate debt is shown gross.

The fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

(in thousands of $)		June 30,		December 31,
		2023		2022
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash, cash equivalents	Level 1	449,830	449,830	332,329	332,329
Restricted cash	Level 1	91	91	72	72
Derivative instruments receivable	Level 2	58,673	58,673	55,515	55,515
Derivative instruments payable	Level 2	(126)	(126)	—	—
Floating rate long-term debt	Level 2	(1,716,106)	(1,729,934)	(1,563,657)	(1,579,878)
Fixed rate long- term debt	Level 2	(147,810)	(163,055)	(151,074)	(159,698)

FLEX LNG Ltd.

There have been no transfers between different levels in the fair value hierarchy during the six months ended June 30, 2023.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The fair value (Level 2) of our derivative instruments, which is comprised of interest rate swap derivative agreements, is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

Concentration of Risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Nordea (S&P Global rating: AA-), Danske Bank (S&P Global rating: A+) and DNB (S&P Global rating: AA-).

12.        RELATED PARTY TRANSACTIONS
Related Party Balances
A summary of balances due from related parties at June 30, 2023 and December 31, 2022 is as follows:

(in thousands of $)	June 30,	December 31,
	2023	2022
Seatankers Management Norway AS	15	16
Frontline Management (Bermuda) Limited	942	—
Northern Ocean Limited	—	33
Avance Gas Trading Ltd	—	2
Sloane Square Capital Holdings Ltd	19	9
Paratus Management (UK) Limited	2	—
Receivables due from related parties	978	60

A summary of balances due to related parties at June 30, 2023 and December 31, 2022 is as follows:

(in thousands of $)	June 30,	December 31,
	2023	2022
Seatankers Management Co. Ltd	(12)	—
Frontline Management (Bermuda) Limited	—	(30)
Frontline Corporate Services Ltd	(23)	(4)
Flex LNG Fleet Management AS	(715)	(293)
SFL Corporation Ltd	(5)	(1)
Payables due to related parties	(755)	(328)

FLEX LNG Ltd.
Related Party Transactions

A summary of (expenses)/income from related parties is as follows:

(in thousands of $)	Six months ended
	June 30,
	2023	2022
Seatankers Management Co Ltd	(20)	(43)
Seatankers Management Norway AS	(35)	(28)
Frontline Management (Bermuda) Limited	(83)	(206)
Frontline Management AS	—	10
Flex LNG Fleet Management AS	(1,656)	(1,721)
FS Maritime SARL	—	(32)
Northern Ocean Limited	—	4
Front Ocean Management AS	(211)	(106)
Front Ocean Management Ltd	(132)	(82)
Sloane Square Capital Holdings Ltd	9	6
Avance Gas	178	2
Total related party transactions	(1,950)	(2,196)

General Management Agreements

We have service level agreements with Front Ocean Management AS, for the Oslo office, and Front Ocean Management Ltd, for the Bermudan office (together "Front Ocean"). Front Ocean provides certain administrative support services including human resources, shared office costs, administrative support, IT systems and services, compliance, insurance and legal assistance. In the six months ended June 30, 2023, we recorded an expense with Front Ocean of $0.3 million (June 30, 2022: $0.2 million) for these services.

We have an administrative services agreement with Frontline Management AS ("Frontline Management") under which they provide us with certain administrative support, technical supervision, purchase of goods and services within the ordinary course of business and other support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. Frontline Management may subcontract these services to other associated companies, including Frontline Management (Bermuda) Limited. In the six months ended June 30, 2023, we recorded an expense with Frontline Management and associated companies of $0.1 million for these services (June 30, 2022: $0.2 million).

We have an agreement with Seatankers Management Co. Ltd. under which it provides us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin.

Technical Management

Flex LNG Fleet Management AS is responsible for the provision of technical ship management of all of our vessels. During the six months ended June 30, 2023, we recorded an expense with Flex LNG Fleet Management AS of $1.7 million for these services (June 30, 2022: $1.7 million).

Management Support Services

In the three months ended June 30, 2023, the Company re-charged $0.2 million to Avance Gas group in relation to management support services during the quarter.

FLEX LNG Ltd.
13.    SHARE CAPITAL
The Company had an issued share capital at June 30, 2023 of $5.5 million divided into 54,520,325 ordinary shares (December 31, 2022: $5.5 million divided into 54,520,325 ordinary shares) of $0.10 par value.
In November 2022, the Company entered into an Equity Distribution Agreement with Citigroup Global Markets Inc. and Barclays Capital Inc. for the offer and sale of up to $100.0 million of the Company’s ordinary shares, par value $0.10 per share, through an at-the-market offering ("ATM").

In November 2022, the Company filed a registration statement to register the sale of up to $100 million ordinary shares pursuant to a dividend reinvestment plan ("DRIP"), to facilitate investments by individual and institutional shareholders who wish to invest dividend payments received on shares owned or other cash amounts, in the Company's ordinary shares on a regular basis, one time basis or otherwise. If certain waiver provisions in the DRIP are requested and granted pursuant to the terms of the plan, the Company may grant additional share sales to investors from time to time up to the amount registered under the plan.

No new shares were issued and sold under the ATM and DRIP arrangements during the six months ended June 30, 2023. In the year ended December 31, 2022, the Company issued and sold 409,741 ordinary shares pursuant to the ATM arrangement, for aggregate proceeds of $14.5 million with an average net sales price of $35.36 per share and issued and sold no ordinary shares pursuant to the DRIP arrangement.

14.    TREASURY SHARES

As of June 30, 2023, the Company holds an aggregate of 838,185 shares at a cost of $8.1 million, with a weighted average of $9.64 per share (December 31, 2022: 838,185 shares at a cost of $8.1 million).
15.    SHARE BASED COMPENSATION
As at June 30, 2023, the Company had 476,250 outstanding non-vested share options (December 31, 2022: 488,750), with a weighted average adjusted exercise price of $10.88 (December 31, 2022: $12.87) and a weighted average remaining contractual term of 3.2 years (December 31, 2022: 3.7 years).
The number of outstanding vested share options as at June 30, 2023 was 12,500 (December 31, 2022: nil), with a weighted average adjusted exercise price of $20.50 (December 31, 2022: nil) and a weighted average remaining contractual term of 3.9 years (December 31, 2022: 0 years).
Adjusted exercise price refers to the fact that the exercise price of each option is adjusted for dividends paid since the grant date of the option in line with the Company's share option scheme.
16.        SUBSEQUENT EVENTS
On August 14, 2023, Cheniere declared their first option on the time charter for the vessel, Flex Vigilant, extending the firm period by 200 days. The charter is now scheduled to expire in June 2031.

On August 15, 2023, the Company’s Board of Directors declared a cash dividend for the second quarter of 2023 of $0.75 per share. This dividend will be paid on or around September 5, 2023, to shareholders on record as of August 31, 2023. The ex-dividend date will be August 30, 2023.

All declarations of dividends are subject to the determination and discretion of the Company’s Board of Directors based on its consideration of various factors, including the Company’s results of operations, financial condition, level of indebtedness, anticipated capital requirements, contractual restrictions, restrictions in its debt agreements, restrictions under applicable law, its business prospects and other factors that the Board of Directors may deem relevant.